For Immediate Release
FORDING CANADIAN COAL TRUST TO PARTICIPATE IN RBC CAPITAL
MARKETS GLOBAL MINING AND MATERIALS CONFERENCE
CALGARY, June 9, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Real Foley, Vice President, Marketing of Elk Valley Coal, will be presenting at the RBC Capital Markets Global Mining and Materials Conference being held in Toronto. His presentation is scheduled for Tuesday, June 10, 2008 at 4:35 p.m. to 5:00 p.m., EST.
There will be a live audio webcast of the presentation. The link is: http://www.wsw.com/webcast/rbc89/.
A username and password will be sent by e-mail once registered. The Webcast will also be available on the Trust’s Home web page www.fording.ca.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world’s second largest exporter of seaborne metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information:

Colin Petryk	Najda Dupanovic
Director, Investor Relations	Coordinator, Investor Relations
403-260-9823	403-260-9892
Email: investors@fording.ca
Website: www.fording.ca